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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Name of Issuer:  Texas Biotechnology Corporation

Title of Class of Securities:  Common Stock, $0.005 par value

CUSIP Number:  88221T104

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                       Norman S. Schleifer
                    c/o Oracle Partners, L.P.
                  712 Fifth Avenue, 45th Floor
                    New York, New York  10019
                         (212) 373-9200

     (Date of Event which Requires Filing of this Statement)

                           May 6, 1999

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ X ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.:  88221T104

(1)  Name of reporting persons
     I.R.S. Identification Nos. of above persons (entities only)

          Larry N. Feinberg

(2)  Check the appropriate box if a member of a group
     (see instructions)

          a.
          b.

(3)  SEC use only

(4)  Source of funds (see instructions)

          WC

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)  Citizenship or place of organization

          United States

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power

          3,358,524

(8)  Shared voting power

(9)  Sole dispositive power

          3,358,524

(10) Shared dispositive power

(11) Aggregate amount beneficially owned by each reporting person.

          3,358,524

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).





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(13) Percent of class represented by amount in Row (11)

          9.82%

(14) Type of reporting person (see instructions)

          IN

Item 1.  Security and Issuer

         This statement relates to shares of Common Stock, $0.005 par value (the "Common Stock"), of Texas Biotechnology
Corporation ("Texas Bio"). Texas Bio's principal executive office is located at 7000 Fannin Street, Suite 1920, Houston,
Texas 77030.

Item 2.  Identity and Background

         This statement is being filed on behalf of Mr. Larry N. Feinberg. Mr. Feinberg is the managing general partner of Oracle Partners, L.P. and Oracle Institutional Partners, L.P., both of which are investment limited partnerships (the "Partnerships"), and the President of Oracle Investment Management Inc., an investment advisor that has investment discretion over certain managed accounts. The principal offices of the Partnerships and Oracle Investment Management are at 712 Fifth Avenue, 45th Floor, New York, New York 10019.

         Mr. Feinberg has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Feinberg has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Feinberg is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Feinberg is deemed to beneficially own 3,358,524 shares of Texas Bio's Common Stock. The shares deemed to be beneficially owned by Mr. Feinberg are held by: (i) the Partnerships; (ii) managed accounts over which Mr. Feinberg has investment discretion; (iii) Mr. Feinberg and other investment professionals of Oracle Investment Management directly; and (iv) the retirement plan of Oracle Investment Management. Transactions in the common stock in the last sixty


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days by the Partnerships, by the above-described managed
accounts, Mr. Feinberg, investment professionals and the retirement plan are as follows:

                               Number of
              Date             Shares Purchased  Price

              March 1, 1999    25,200 shares     $4.21 per share;

              March 30, 1999   12,000 shares     $4.11 per share;

              March 30, 1999    5,000 shares     $4.12 per share;

              March 31, 1999   25,000 shares     $4.69 and

              March 31, 1999   45,000 shares     $4.52

The funds for the purchase of the shares of Common Stock held in the Partnerships came from capital contributions to the Partnerships by their general and limited partners. The funds for the purchase of the shares of Common Stock held in the managed accounts came from each managed account's own funds. The funds for the purchase of the shares of Common Stock held by Mr. Feinberg, other investment professionals and the retirement plan came from direct contributions by such persons. No leverage was used to purchase the shares of Common Stock.

Item 4.  Purpose of Transaction

              The shares of Common Stock deemed to be
beneficially owned by Mr. Feinberg were acquired for investment purposes. Mr. Feinberg has advised the Chairman of the Board of Directors, the President and Chief Executive Officer and the other directors of Texas Bio of his concerns regarding the strategic direction of Texas Bio. In light of these concerns, Mr. Feinberg is currently considering plans to identify to and discuss with Texas Bio's Board of Directors opportunities to maximize shareholder value. Such plans, if implemented, could result in the occurrence of one or more of the events enumerated in Items (a) through (e) and (j) of the instructions to Item 4 of
Schedule 13D.

              Other than as set forth in the immediately preceding paragraph, Mr. Feinberg has no current plans or proposals which relate to, or would result in, any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.






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Item 5.  Interest in Securities of the Issuer

              As of the date hereof, Mr. Feinberg is deemed to be the beneficial owner of 3,358,524 shares of Texas Bio's Common Stock. Based on Texas Bio's most recent Form 10-K dated March 25, 1999, as of December 31, 1998 there were 34,189,364 shares of Texas Bio's Common Stock outstanding. Therefore, Mr. Feinberg is deemed to beneficially own 9.82% of Texas Bio's outstanding shares of Common Stock. Mr. Feinberg has the power to vote, direct the vote, dispose of or direct the disposition of all the shares of Texas Bio's Common Stock he is currently deemed to beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
              Relationships With Respect to Securities of the Issuer

              Mr. Feinberg currently does not have any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of Texas Bio.

Item 7.  Material to be Filed as Exhibits

              None.

              Signature

              The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

May 6, 1999

                                 /s/ Larry N. Feinberg
                                 ________________________________
                                 Larry N. Feinberg
















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